June 25, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Irene Paik
Christopher Edwards
Bonnie Baynes
Jim Rosenberg

Re:	Acceleration Request for Tricida, Inc.
Registration Statement on Form S-1 (File No. 333-225420)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tricida, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-225420 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington, D.C. time, on June 26, 2018, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Geoffrey Parker
Geoffrey Parker
Chief Financial Officer

cc:	Gerrit Klaerner, Ph.D., Tricida, Inc.

Geoffrey W. Levin, Sidley Austin LLP

Sharon R. Flanagan, Sidley Austin LLP

Istvan A. Hajdu, Sidley Austin LLP

David Peinsipp, Cooley LLP